SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2002

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from         to

Commission file number: 1-4850

          A. Full title of plan and the address of the plan, if different from that of the issuer named below: Computer Sciences Corporation Matched Asset Plan

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Computer Sciences Corporation 2100 East Grand Avenue El Segundo, California 90245

INDEPENDENT AUDITORS' REPORT

Employee Retirement Plan Committee
Computer Sciences Corporation
El Segundo, California:

We have audited the accompanying statements of net assets available for benefits of Computer Sciences Corporation Matched Asset Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the 2002 basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/Deloitte & Touche LLP
June 13, 2003

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31
	2002	2001
ASSETS
Investments (Notes 1, 2, 5, and 9):
Short-term investments	$ 170,912,269	$ 161,908,607
Long-term investments
Computer Sciences Corporation common stock	270,826,298	366,929,066
Participant loans (Note 6)	20,848,024	23,727,940
Interest in registered investment companies
Mellon Enhanced Asset Fund	89,474,914	114,150,053
Mellon S&P 500 Stock Index Fund	214,747,696	261,662,033
Black Rock Core Bond Fund		42,525,446
Vanguard High Yield Bond Fund	11,456,659	8,657,195
Mellon Balanced 40/60 Fund	25,197,973	19,959,575
Mellon Balanced 60/40 Fund	40,452,622	38,766,590
Mellon Balanced 80/20 Fund	49,760,056	52,413,718
Mellon S&P 500 Select Fund	29,669,793	32,348,755
Mellon Market Completion Fund	39,969,231	40,593,717
Bernstein International Value Portfolio Fund		14,041,643
Frank Russell Active Equity Fund	96,986,981	126,149,670
Bonds and debentures	215,919,928	142,412,199
International equity investments	15,006,101
Guaranteed investment contracts	208,402	211,992
Total investments	1,291,436,947	1,446,458,199

Receivables:
Accrued income	1,593,875	1,176,875
Unsettled trades	22,318,020	20,320,012
Total Receivables	23,911,895	21,496,887
Cash	738,482	-
Total Assets	1,316,087,324	1,467,955,086

LIABILITIES
Accrued expenses	741,603	412,358
Unsettled trade payables	26,508,134	15,266,460
Other	695,516	1,674,790
Total Liabilities	27,945,253	17,353,608
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,288,142,071 ============	$ 1,450,601,478 ============

See Notes to Financial Statements

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
	Years Ended December 31
	2002	2001
ADDITIONS
Investment Income (Loss):
Net depreciation in fair value of
investments (Note 9)	$ (246,023,997)	$ (135,063,097)
Interest	14,519,253	14,728,097
Dividends	8,956,209	10,048,883
	(222,548,535)	(110,286,117)
Contributions:
Employee	151,249,938	151,010,449
Employer	27,985,869	27,558,202
Employee rollovers	8,839,837	4,607,875
(Spin-offs to) transfers from other plans (Note 8)	(73,406)	135,149,630
	188,002,238	318,326,156
Total (Reductions) Additions	(34,546,297)	208,040,039

DEDUCTIONS
Distributions to participants (Notes 1 and 2)	125,997,395	103,706,840
Investment management fees	1,915,715	1,786,442
Total Deductions	127,913,110	105,493,282
Net (Decrease) Increase	(162,459,407)	102,546,757

Net Assets Available for Benefits at Beginning of Year	1,450,601,478	1,348,054,721
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$ 1,288,142,071 ============	$ 1,450,601,478 ============

See Notes to Financial Statements

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
For the two years ended December 31, 2002

Note 1     Description of the Plan

The following brief description of the Computer Sciences Corporation Matched Asset Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

The Plan is a defined contribution plan adopted by the action of the Board of Directors of Computer Sciences Corporation (the "Company") taken on November 3, 1986, and constitutes an amendment and restatement of the Employee Stock Purchase Plan ("the Prior Plan").

The Plan is a continuation of the Prior Plan and is qualified under the Internal Revenue Code (the "Code"), as amended, Section 401(a) and, effective as of January 1, 1987, with respect to the portion thereof that qualifies as a qualified cash or deferred arrangement, to satisfy the requirement of Code Section 401(k). It is also subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended ("ERISA").

Plan Termination Although it has not expressed any intention to do so, the Company reserves the right to discontinue its contributions and terminate the Plan subject to the provisions of ERISA. In the event of such termination, the participants' rights to the Company's contributions vest immediately and the account balances are fully paid to the participants.

Interest in the Common/Collective Trust

The Plan's investments are in the common/collective trust ("CCT") which was established for the investment of assets of the Plan and several other Computer Sciences Corporation sponsored retirement plans. Each participating retirement plan has an undivided interest in the CCT. The assets of the CCT are held by The Bank of New York (the "Trustee"). At December 31, 2002 and 2001, the Plan's interest in the net assets of the CCT was approximately 58.7% and 61.8%, respectively. Investment income and administrative expenses relating to each discretionary or directed fund within the CCT are allocated to the individual plans based upon average monthly balances invested by each plan in each discretionary or directed fund.

Participants in the CCT consist of the Computer Sciences Corporation Matched Asset Plan, CSC Outsourcing Inc. Hourly Savings Plan, CSC Outsourcing Inc. CUTW Hourly Savings Plan, Computer Sciences Corporation Employee Pension Plan, CSC Outsourcing Inc. Hourly Pension Plan, CSC Outsourcing Inc. CUTW Hourly Pension Plan, CSC/Hughes Retirement Plan, CSR's Range Employees Pension Plan, AEDC Contractors' Retirement Plan-ACS, Computer Sciences Corporation Cash Balance Plan, CSC/Raytheon Retirement Plan, CSC/E-Systems Pension Plan, and the CSC Pension Equity Plan (the "Plans").

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
For the two years ended December 31, 2002

Eligibility and Participation

Any eligible employee who has satisfied the Plan's age and service requirements, and is employed by the Company, and who receives a stated compensation in respect of employment on the payroll of the Company, is eligible to become a participant, with the exception of a person who is represented by a collective bargaining unit and whose benefits have been the subject of good faith bargaining under a contract that does not specify that such person is eligible to participate in the Plan. In addition, the Company may determine to exempt all employees of any division, unit, facility or class from coverage under the Plan. Any person who leaves the employ of the Company and, at a later time becomes re-employed, must reapply to participate in the Plan, provided he or she otherwise meets the eligibility requirements.

There were approximately 34,961 and 37,150 participating employees at December 31, 2002 and 2001, respectively.

Employee and Company Contributions

Subject to certain limitations described below, an eligible employee who elects to become a participant may authorize any whole percentage (at least 1% but not more than 15%) of such employee's monthly compensation (as defined in the Plan) to be deferred and contributed to the trust fund on his or her behalf, up to a maximum amount of $11,000 and $10,500 for 2002 and 2001, respectively. Any compensation deferral in excess of $11,000 and $10,500 for 2002 and 2001, respectively, together with income allocable to that excess, will be returned to a participant. Any matching Company contributions attributable to any excess contribution, and income allocable thereto, will either be returned to the Company or applied to reduce future matching Company contributions. Effective January 1, 2002, under the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), the Plan permits participants age 50 and over, to make additional "catch-up" contributions in excess of the statutory limit. For 2002, such "catch-up" contributions could be made up to $1,000 a year, then they are increased each year by $1,000 until $5,000 in 2006, and then indexed in $500 increments.

In order to qualify for the special tax treatment accorded to plans by Section 401(k) of the Code, contributions on behalf of participants under the Plan must meet two nondiscrimination tests designed to prevent a disproportionate compensation deferral election by employees who are highly compensated in relation to other employees. The Committee may cause the percentage authorized by the highly compensated participants to be reduced if the Plan does not meet both of the nondiscrimination tests.

A participant is not permitted to make voluntary after-tax contributions to the Plan.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
For the two years ended December 31, 2002

The Company will contribute an amount equal to 50% of the first 3% of the participant's compensation deferral, except for five groups of employees to whom under the terms of their contract agreements the Company will contribute amounts based on the following rates:

Group 1 50% of the first 4% of the participant's compensation deferral;
Group 2 100% of the first 7% of the participant's compensation deferral;
Group 3 100% of the first 5% of the participant's compensation deferral;
Group 4 100% of the first 10% of the participant's compensation deferral; and
Group 5 100% of the first 6% of the participant's compensation deferral.

Matching contributions will be invested in the Company Stock Fund, which invests in the common stock of Computer Sciences Corporation except for employees of CSC Credit Services, Inc., Mississippi Space Services, and Computer Sciences Raytheon whose matching contributions are not required to be invested in the Company Stock Fund, and may be invested in any available fund selected by the employee. Participants direct the investment of their contributions into various investment options offered by the Plan.

Participant Accounts

Each participant's account is credited with the participant's contribution and the Company's matching contribution and allocations of Plan earnings, and is charged with an allocation of investment management fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting of Participants' Interests/Forfeitures

Participants are vested immediately in his or her contributions plus actual earnings thereon.

Vesting in his or her Matching Contribution Account is equal to twenty-five percent (25%) after completing two full years of service and increasing by twenty-five percent (25%) for each additional full year of service. Vesting accelerates to 100% in the event of reaching age 65 while employed by the Company or upon severance by reason of death or total and permanent disability.

Any nonvested portion of the Matching Contributions Account will be forfeited upon withdrawal from the Plan. Forfeitures may be applied to reduce future matching contributions by the Company. Such forfeitures during 2002 and 2001 amounted to $1,211,155 and $1,149,369, respectively. As of December 31, 2002, the Plan held $104,477 in forfeitures.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
For the two years ended December 31, 2002

Distributable Amounts, Withdrawals and Refunds

A participant may become entitled to a distribution of his or her distributable benefit by reason of retirement, death, total and permanent disability, voluntary termination of employment, or dismissal. The rules of payment of a participant's distributable benefit depend upon age of the participant, the number of years of service completed by the participant and the type of severance.

While still an employee, a participant may, upon at least a 30 day written notice to the Committee, make a withdrawal of his or her compensation deferral contributions if the Committee finds, after considering the participant's request, that an adequate financial hardship and resulting need for such amount has been demonstrated by the participant.

Note 2     Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Certain reclassifications have been made to the prior years' financial statements to conform to 2002 presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
For the two years ended December 31, 2002

Assets of the Plan

The assets of the Plan are held in a trust with fourteen funds representing the investment options. The investment return in the respective funds is allocated to a participant based on his or her account balance. Contributions to, and payments from, the Plan are specifically identified to the applicable funds within the trust.

Security Transactions

Security transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

In general, participants in the CSC Stock Fund receive distributions in certificates for shares of the common stock of the Company.

Valuation of Investment Securities

Investments in common stocks, fixed income securities and institutional investment vehicles are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the plan year or, for the listed securities having no sales reported and for unlisted securities, upon last reported bid prices on that date. Investments in short-term investments and participant loans are stated at cost which approximates fair value.

Payment of Benefits

Benefits are recorded when paid.

Note 3     Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 13, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

The Committee believes that the Plan is designed and operated to qualify under Section 401(a) of the Code and, with respect to its qualified cash or deferred arrangement, under Section 401(k) of the Code.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
For the two years ended December 31, 2002

Note 4     Reconciliation of Financial Statements to Form 5500

	December 31,
	2002	2001

Net assets available for benefits per the financial statements	$ 1,288,142,071	$ 1,450,601,478
Amounts allocated to withdrawing participants	(10,968,769)	(7,047,846)
Net assets available for benefits per Form 5500	$ 1,277,173,302 ============	$ 1,443,553,632 ============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year Ended December 31,
	2002	2001

Benefits paid to participants per the financial statements	$ 125,997,395	$ 103,706,840
Add: Amounts allocated to withdrawing participants at end of year	10,968,769	7,047,846
Less: Amounts allocated to withdrawing participants at start of year	(7,047,846)	(5,794,888)
Benefits paid to participants per the Form 5500	$ 129,918,318 ===========	$ 104,959,798 ===========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not paid as of that date.

Note 5     Investment Funds

Participant contributions - Subject to rules the Committee may from time to time adopt, each participant has the right to designate one or more of the following investment funds established by the Committee for the investment of his or her compensation deferral contributions, in increments of 1%. After an initial election has been made, a participant may designate a different Fund into which future compensation deferral contributions shall be invested as of the first day of any payroll period that coincides with or immediately follows the first day of any month once within a calendar quarter. In addition, a participant may elect to redesignate any amounts in his or her accounts as of the last business day of any month to be invested in a different Fund. These elections may be made by giving such advance notice as may be required by the Plan administrator.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
For the two years ended December 31, 2002

Note 6     Participant Loans

The Plan allows participants to borrow from their vested account balances from a minimum of $1,000 to a maximum of 50% of their vested account balances up to $50,000, subject to certain limitations. The loans bear interest at the prime rate quoted in the Wall Street Journal plus 1%. Loan terms range from 1-5 years or up to 15 years for purchase of a primary residence. Loans are recorded at cost, which approximates fair value, on the Statements of Net Assets Available for Benefits.

The loans are deducted from the participants' accounts according to a priority specified in the Plan's loan rules and, within each account, pro rata from the funds based on their balances at the time. Loan repayments are reinvested in the participants' funds according to their current investment election. The repayments are similarly allocated among participants' accounts according to the priority specified in the Plan's rules.

Note 7     Benefits Payable

As of December 31, 2002 and 2001, net assets available for benefits included benefits of $10,968,769 and $7,047,846, respectively, due to participants who have elected to withdraw from the Plan but have not yet been paid.

Note 8     Transfers from and to Other Plans

In 2002, $85,007 was processed as loan spin-offs from the Plan to the JT-3 Plan. Also, $11,601 was transferred to the Plan from other defined contribution plans.

The asset value of transfers from other plans were as follows in 2001: $125,268,996 from the Policy Management Systems Corporation 401(k) Retirement Savings Plan; $8,955,418 from the BAE Employees' Savings & Investment, Tracor, Inc. 401(k) Savings, and British Aerospace 401(k) Retirement Savings Plans; $890,104 from the Oxford Selective Savings Plan; and $35,112 from various other plans.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
For the two years ended December 31, 2002

Note 9     Investments in Common/Collective Trust

The following table presents investments in the CCT at fair value.

	December 31,
	2002	2001
Investments at Fair Value as Determined by
Quoted Market Price
Cash (Overdraft)	$ (7,062,096)	$ 771,012
Short-term investment fund	82,631,988	31,776,435
Money market fund	134,905,932	147,720,071
Bonds and debentures	313,525,841	248,968,019
CSC Common Stock	271,451,187	368,094,643
International equity portfolios	80,999,745	74,180,890
Investment in registered investment companies
Active Allocation Fund	89,474,915	114,150,053
Brinson Balanced Fund	44,971,781	49,406,885
Brinson U.S. Equity Fund	121,505,104	143,755,664
Mellon Capital Aggr. Bond Fund	19,442,536	20,066,387
Mellon Corporate Bond Fund	128,727,920	123,016,531
Mellon EB Enhanced Asset Allocation Fund	72,130	113,334
Mellon EB Stock Index Fund	18,103,136	23,220,592
Mellon Equity Fund	252,041,662	235,054,154
Mellon Equity Completion Fund	100,432,455	97,126,946
Mellon Government Bond Fund	1,100,655	1,008,764
Mellon Index Fund	91,480	136,632
Mellon S&P 500 Index Fund	214,747,696	261,662,033
Pacific Mutual Enhanced Bond Fund	42,048,116	37,783,455
BlackRock Core Bond Fund	2,068,241	44,600,697
Vanguard High Yield Bond Fund	11,456,659	8,657,195
Mellon Balanced 40/60 Fund	25,197,973	19,959,575
Mellon Balanced 60/40 Fund	40,452,622	38,766,590
Mellon Balanced 80/20 Fund	49,760,056	52,413,718
Mellon S&P 500 Select Fund	29,669,793	32,348,755
		(continued)

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
For the two years ended December 31, 2002

Table of CCT investments, continued
	December 31,
	2002	2001
Frank Russell Active Equity Fund	97,710,335	127,245,652
	2,165,527,862	2,302,004,682
Investment at Estimated Fair Value
Geewax Terker Hedge fund	14,208,865	14,165,469
Guaranteed investment contracts	208,402	211,992
	14,417,267	14,377,461

Investment at Cost, Which Approximates Fair Value
Employee loans	20,861,715	23,765,491
Total Common/Collective Trust	$ 2,200,806,844 ============	$ 2,340,147,634 ============
Plan's Interest in the CCT	$ 1,291,436,947 ============	$ 1,446,458,199 ===========

The investment income (loss) of the CCT is summarized as follows:

	Year Ended December 31,
	2002	2001

Bonds and debentures	$ 10,015,510	$ 4,924,608
CSC Common Stock	(108,787,494)	(59,424,873)
International equity portfolios	(8,622,821)	(10,670,885)
Active Allocation Fund	(20,078,067)	(8,719,154)
Brinson Balanced Fund	(5,805,752)	1,285,968
Brinson Equity Fund	(24,647,781)	4,891,950
Mellon Capital Aggr. Bond Fund	690,020	418,623
Mellon Corporate Bond Fund	3,612,141	3,672,373
Mellon EB Enhanced Asset Allocation Fund	(17,344)	(8,058)
Mellon EB Stock Index Fund	(5,441,571)	(3,192,318)
Mellon Equity Fund	(66,788,887)	(33,622,902)
Mellon Equity Completion Fund	(19,801,599)	(9,200,978)
Mellon Government Bond Fund	41,899	23,420
		(continued)

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
For the two years ended December 31, 2002

Investment income (loss), continued

	Year Ended December 31,
	2002	2001
Mellon Index Fund	(34,571)	(20,131)
Mellon S&P 500 Index Fund	(63,790,246)	(35,624,927)
Pacific Mutual Enhanced Bond Fund	4,264,662	3,040,266
BlackRock Core Bond Fund	72,514	262,365
Vanguard High Yield Bond Fund	(626,885)	(440,694)
Mellon Balanced 40/60 Fund	(782,720)	70,786
Mellon Balanced 60/40 Fund	(4,249,948)	(1,096,540)
Mellon Balanced 80/20 Fund	(9,206,704)	(3,670,567)
Mellon S&P 500 Select Fund	(8,038,147)	(3,246,340)
Frank Russell Active Equity Fund	(27,340,693)	(20,799,631)
Geewax Terker Hedge fund	(128,110)	58,709
Net depreciation in fair value of investments	(355,492,594)	(171,088,930)
Dividends	35,005,228	48,455,275
Interest	20,008,593	5,947,341
Common/Collective Trust Loss	$ (300,478,773) ============	$ (116,686,314) ============
Plan's Interest in the Common/Collective Trust Loss	$ (222,548,535) ============	$ (110,286,117) ===========

Note 9     Related-Party Transactions

Certain short-term investment funds are managed by The Bank of New York. The Bank of New York is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The fees associated with these short-term investment funds were paid by the Company.

At December 31, 2002 and 2001, the Plan held 7,861,431 and 7,491,406 shares, respectively, of common stock of the Computer Sciences Corporation, the sponsoring employer, with a cost basis of $466,785,058 and $462,477,957, respectively.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
For the two years ended December 31, 2002

Note 10     Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2002 and 2001, and for the two years ended December 31, 2002:

	2002	2001
Net assets:
CSC common stock	$ 270,826,298	$ 366,929,066
Short-term investments	3,606,539	3,350,802
Accrued income	2,963	2,646
Net unsettled trades payable	(1,648,279)	(2,634,021)
Other payables	-	(328,614)
CSC Stock Fund	$ 272,787,521	$ 367,319,879

Changes in net assets:
Net depreciation in fair value of investments	(107,637,878)	(59,231,924)
Interest income	835,954	1,196,858
Employer contributions	25,428,236	26,216,874
Participant contributions	25,037,842	30,126,900
Participant rollovers	467,912	497,033
Transfers to participant-directed investments	(8,182,718)	(3,194,898)
Plan to plan transfers	(6,395)	702,635
Benefits paid to participants	(30,475,311)	(22,806,952)

Net Change	(94,532,358)	(26,493,474)

CSC Stock Fund beginning of the year	367,319,879	393,813,353
CSC Stock Fund end of the year	$ 272,787,521 ===========	$ 367,319,879 ==========

Note 11     Derivative Financial Instruments

In the Plan's separate accounts, derivative financial instruments are used by the Plan's international equity manager primarily to hedge the currency risk component of the Plan's foreign investments. The fixed income investment manager is permitted to use certain specified types of derivative instruments as part of its strategy. This strategy includes the use of futures and options as substitutes for certain types of fixed income securities. Leveraging of the Plan's assets and speculation are prohibited. Currency hedge positions in aggregate are not permitted to exceed the level of exposure in the Plan's related assets.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
For the two years ended December 31, 2002

Foreign Currency Exchange Contracts

The Plan enters into forward contracts to purchase and sell foreign currencies in the normal course of its investing activities to manager the currency exposure associated with the Plan's foreign equity investments. The terms of these contracts generally do not exceed one year. The credit risk associated with these contracts is minimal as they are entered into with a limited number of highly rated counterparties.

The Plan reflects the fair value of all forward contracts as an asset or liability in the Plan's financial statements. The fair value associated with the foreign currency contracts have been estimated by the valuing position of the contracts using the applicable spot rates and forward rates as of the reporting date. In the statement of net assets available for benefits, forward contracts to purchase foreign currency are shown as currency contract payables and forward contracts to sell foreign currency are shown as currency contract receivables. Changes in fair values are accounted for as net appreciation (depreciation) in fair value of investments.

Futures Contracts

The Plan enters into futures contracts in the normal course of its investing activities to manage market risk associated with the Plan's fixed income investments and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the statements of net assets available for benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily.

During 2002, the Plan was a party to futures contracts held for trading purposes for U.S. Treasury Bonds. Upon entering into a futures contract, the Plan is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are then made or received by the Plan, depending on the daily fluctuations in the value of the underlying contracts.

At December 31, 2002, the Plan had futures contracts to sell U.S. Treasury Bonds contracts with a notional amount of $4.3 million. Notional amounts do not quantify risk or represent assets or liabilities of the Plan, but are used in the calculation of cash settlements under the contracts.

The fair value of futures contracts in the statement of net assets available for benefits is zero at December 31, 2002, as settlements are by cash daily. Changes in fair values are accounted for as net depreciation (depreciation) in fair value of investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the Computer Sciences Corporation Retirement Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Computer Sciences Corporation MATCHED ASSET PLAN
Date: June 25, 2003	By: /s/ LEON J. LEVEL Leon J. Level Chairman, Computer Sciences Corporation Retirement Plans Committee

2002
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value

*	The Bank of New York	STIF - Collective Short Term Invest Fd			$ 36,006,333	$ 36,006,333
	Mellon Capital Management Corp.	Temporary Investment Fund			4	4
	The Vanguard Group	Money Market Fund			134,905,932	134,905,932
		Short-Term Investments			170,912,269	170,912,269

*	Computer Sciences Corp.	CSC Common Stocks			466,785,058	270,826,298

	Computer Sciences Corp.	Loan to Participants (1/10/03-10/9/20 -- 5.25%-11.54%)			20,848,024	20,848,024

	Mellon Capital Management Corp.	Mutual Fund - Mellon Enhanced Asset EB Daily Liquidity Enhanced Fund			114,493,029	89,474,914

	Mellon Capital Management Corp.	Mutual Fund - Mellon S&P 500 Index Daily Liquidity Stock Fund			362,386,854	214,747,696

	The Vanguard Group	Commingled Bond Fund - Vanguard High Yield Corp Bond			12,943,232	11,456,659

	Mellon Capital Management Corp.	Mutual Fund - Daily Liquidity Stock Index Fund			10,023,353	7,808,911
	Mellon Capital Management Corp.	Commingled Bond Fund - Mellon EB Daily Liquidity			13,072,040	15,193,963
	Mellon Capital Management Corp.	Commingled Equity Fund - Mellon EB Daily Mkt Complet			2,562,564	2,195,099
		Mellon Balanced 40/60 Fund			25,657,957	25,197,973

	Mellon Capital Management Corp.	Mutual Fund - Daily Liquidity Stock Index Fund			25,455,752	18,827,224
	Mellon Capital Management Corp.	Commingled Bond Fund - Mellon EB Daily Liquidity			13,844,789	16,243,777
	Mellon Capital Management Corp.	Commingled Equity Fund - Mellon EB Daily Mkt Complet			6,489,131	5,381,621
		Mellon Balanced 60/40 Fund			45,789,672	40,452,622

	Mellon Capital Management Corp.	Mutual Fund - Daily Liquidity Stock Index Fund			43,408,355	30,961,958
	Mellon Capital Management Corp.	Commingled Bond Fund - Mellon EB Daily Liquidity			8,494,263	9,952,011
	Mellon Capital Management Corp.	Commingled Equity Fund - Mellon EB Daily Mkt Complet			11,139,533	8,846,087
		Mellon Balanced 80/20 Fund			63,042,151	49,760,056

	Mellon Capital Management Corp.	Commingled Eqty Fund - S&P Select EB Daily Liq. Active			40,155,674	29,669,793

	Mellon Capital Management Corp.	Commingled Eqty Fund - Market Completion EB Daily			53,381,673	39,969,231

	Frank Russell Trust Company	Commingled Equity Fund - Frank Russell Equity #1 Fund			150,091,588	96,986,981

	Asset Backed Secs Corp	Corporate Fixed Income	03/15/30	5.11%	382,063	393,645
	Bank One Issuance Trust	Corporate Fixed Income	01/15/08	4.16%	1,224,742	1,281,299
	Capital Auto Receivables Asset	Corporate Fixed Income	10/16/06	3.58%	1,199,824	1,238,460
	Chase Coml Mtg Secs Corp	Corporate Fixed Income	01/15/32	7.03%	427,115	458,897
	Chase Manhattan Auto Owner Tr	Corporate Fixed Income	06/15/07	6.26%	950,625	943,208

2002
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value

	Citibank Cr Card Issuance Tr	Corporate Fixed Income	12/07/06	4.10%	2,002,188	2,081,756
	Citibank Cr Card Issuance Tr	Corporate Fixed Income	06/10/06	3.97%	1,300,406	1,299,909
	Citibank Cr Card Master Tr I	Corporate Fixed Income	08/15/06		1,093,875	1,167,127
	Citigroup Inc	Corporate Fixed Income	12/01/05	6.75%	1,234,146	1,278,766
	Conseco Fin Securitizations	Corporate Fixed Income	05/01/31	7.30%	897,275	878,382
	CWMBS Inc Pass Thru Ctfs	Corporate Fixed Income	06/19/31	4.17%	352,445	349,562
	Daimlerchrysler Auto Tr	Corporate Fixed Income	11/08/04	6.11%	1,035,982	1,009,783
	Daimlerchrysler Auto Tr	Corporate Fixed Income	03/08/06	6.70%	1,955,263	1,983,419
	Deutsche Mortgage & Asset Receiving	Corporate Fixed Income	09/15/07	6.22%	360,966	391,739
	European Invt Bk	Corporate Fixed Income	01/24/06	5.63%	821,560	876,720
	First Rep Mtg Ln Tr V/R	Corporate Fixed Income	06/25/30	4.38%	473,869	473,418
	Ford Cr Auto Owner Tr	Corporate Fixed Income	02/15/05	4.83%	1,710,693	1,693,690
	General Elec Cap Corp M/T/N	Corporate Fixed Income	06/15/07	5.00%	1,492,290	1,588,275
	General Motors Accept Corp	Corporate Fixed Income	06/17/04	6.85%	809,185	807,108
	General Mtrs Accep Corp	Corporate Fixed Income	09/15/06	6.13%	331,487	330,242
	General Mtrs Accep Corp	Corporate Fixed Income	06/15/04	7.63%	370,962	367,518
	Green Tree Finl Corp	Corporate Fixed Income	01/15/26		217,941	222,798
	GTE Fla Inc	Corporate Fixed Income	11/15/05	6.25%	386,761	405,323
	IFC Sbap 97-1A V/R	Corporate Fixed Income	01/15/24		658,792	651,583
	Internatl Bk For Re Dev6.0152	Corporate Fixed Income	06/21/04	6.02%	532,140	558,875
	J P Morgan Chase & Co	Corporate Fixed Income	08/15/06	5.63%	512,498	529,541
	Kfw Intl Fin M/T/N	Corporate Fixed Income	03/09/06	5.25%	716,534	758,353
	Mellon Auto Grantor Tr	Corporate Fixed Income	10/15/06	7.18%	509,826	523,517
	Metropolitan Life In Co Surplus Nt Restr	Corporate Fixed Income	11/01/03	6.30%	1,015,030	1,083,002
	Missouri Higher Ed Ln Auth Student Ln	Corporate Fixed Income	07/25/08	2.35%	748,546	750,211
	Nissan Auto Receivables 2001-B	Corporate Fixed Income	10/15/06	5.35%	1,424,962	1,493,159
	Nissan Auto Receivables 2001-C	Corporate Fixed Income	02/15/07	4.80%	1,824,809	1,915,110
	Nissan Auto Receivables 2001-C	Corporate Fixed Income	05/16/05	4.31%	1,421,875	1,426,640
	Nissan Auto Receivables 2002 A	Corporate Fixed Income	09/15/05	3.58%	1,599,811	1,631,472
	Nissan Auto Receivables 2002 B	Corporate Fixed Income	12/15/05	3.99%	1,799,978	1,849,184
	Residential Accredit Lns Inc	Corporate Fixed Income	12/25/16	6.00%	1,110,839	1,117,937
	Sears Cr Account Master Tr Ii	Corporate Fixed Income	11/15/07	7.25%	871,367	868,931
	Sears Cr Account Master Tr Ii	Corporate Fixed Income	10/16/08	5.25%	1,387,998	1,397,317
	Sequoia Mtg Tr 2	Corporate Fixed Income	10/25/24	6.09%	851,486	841,380
	Slm Student Ln Tr	Corporate Fixed Income	10/26/09	1.20%	1,350,316	1,349,676
	Slm Student Ln Tr	Corporate Fixed Income	10/25/10	1.58%	1,402,247	1,398,985
	Structured Asset Mtg Invts Inc	Corporate Fixed Income	11/25/13	6.13%	567,688	627,058
	TMS SBA Ln Tr	Corporate Fixed Income	01/15/25	6.02%	312,002	314,966
	TMS SBA Ln Tr	Corporate Fixed Income	04/15/24	4.23%	508,434	522,959
	TMS SBA Ln Tr V/R	Corporate Fixed Income	01/15/25	6.50%	467,982	474,544
	Tyco Intl Grp Sa	Corporate Fixed Income	06/15/05	6.38%	395,501	363,750
	Union Planters Mtg Fin Corp	Corporate Fixed Income	04/01/29	6.25%	440,707	448,232
	Verizon Global Fdg Corp	Corporate Fixed Income	12/01/05	6.75%	292,803	314,899

2002
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value

	Virginia Elec & Pwr Co	Corporate Fixed Income	03/31/06	5.75%	484,628	499,526
	Wachovia Asset Securitization	Corporate Fixed Income	10/25/33	6.25%	880,952	866,245
	Washington Mut Mtg Secs Corp	Corporate Fixed Income	04/25/28	6.76%	402,894	403,547
	Washington Mut Mtg Secs Corp	Corporate Fixed Income	11/25/30	4.93%	823,767	837,930
	Abn Amro Mtg Corp	Corporate Fixed Income	04/25/17	6.50%	287,196	288,460
	Amerada Hess Corp	Corporate Fixed Income	03/15/33	7.13%	25,920	26,637
	American Gen Corp	Corporate Fixed Income	07/01/30	8.50%	95,362	98,016
	Ameritech Capital 6.25 18May2009	Corporate Fixed Income	05/18/09	6.25%	146,679	150,178
	Aol Time Warner Inc	Corporate Fixed Income	04/15/31	7.63%	119,250	133,611
	AT&T Corp	Corporate Fixed Income	03/15/13	6.50%	100,650	110,344
	AT&T Corp	Corporate Fixed Income	11/15/11	7.80%	61,600	76,511
	Avalonbay Cmntys Inc M/T/N	Corporate Fixed Income	12/15/10	7.50%	53,911	55,976
	Avalonbay Cmntys Inc M/T/N	Corporate Fixed Income	09/15/11	6.63%	25,884	26,660
	Bank Amer Corp	Corporate Fixed Income	02/15/10	7.80%	75,551	77,318
	Bank Amer Corp	Corporate Fixed Income	01/15/08	3.88%	99,645	101,444
	British Telecommunications	Corporate Fixed Income	12/15/30	8.88%	61,440	63,745
	Burlington Northn Santa Fe	Corporate Fixed Income	07/01/12	5.90%	103,904	108,461
	Chase Coml Mtg Secs Corp	Corporate Fixed Income	01/15/32	7.20%	271,943	292,751
	Chase Manhattan Auto Owner Tr	Corporate Fixed Income	06/15/07	6.26%	579,584	576,405
	Chase Manhattan Corp New	Corporate Fixed Income	06/01/07	7.25%	53,882	55,676
	Chrysler Corp	Corporate Fixed Income	03/01/27	7.45%	50,329	54,198
	Citibank Cr Card Issuance Tr	Corporate Fixed Income	05/15/07	4.40%	324,851	341,920
	Citigroup Inc	Corporate Fixed Income	10/01/10	7.25%	386,829	400,500
	Citigroup Inc	Corporate Fixed Income	05/10/06	5.75%	401,689	423,376
	Comcast Cable Communications	Corporate Fixed Income	01/30/11	6.75%	182,049	197,691
	Comcast Cable Communications	Corporate Fixed Income	01/30/06	6.38%	185,450	204,027
	Conoco Funding Co 6.35 15Oct2011	Corporate Fixed Income	10/15/11	6.35%	258,279	279,170
	Consumers Energy Co	Corporate Fixed Income	03/15/05	6.00%	39,429	39,650
	Continental Airls Pass Thru	Corporate Fixed Income	08/02/20	6.55%	82,105	77,825
	Credit Suisse First Boston Mtg	Corporate Fixed Income	11/11/30	6.30%	136,660	139,127
	Credit Suisse First Boston Usa	Corporate Fixed Income	01/15/08	4.63%	74,930	76,025
	Credit Suisse First Boston Usa	Corporate Fixed Income	11/15/11	6.13%	116,046	119,990
	D0Minion Res Inc Va New	Corporate Fixed Income	06/15/10	8.13%	40,620	40,719
	Daimler Chysler Auto Trust	Corporate Fixed Income	01/06/05	7.23%	483,912	482,026
	Daimlerchrysler Auto Tr	Corporate Fixed Income	12/06/06	4.63%	404,594	419,795
	Devon Energy Corp	Corporate Fixed Income	04/15/32	7.95%	108,693	120,221
	DLJ Coml Mtg Corp	Corporate Fixed Income	02/18/31	6.41%	213,461	223,252
	Dominion Res Inc Del	Corporate Fixed Income	12/15/09	5.13%	49,777	50,656
	Dow Chem Co	Corporate Fixed Income	02/01/11	6.13%	121,979	123,647
	Dow Chem Co	Corporate Fixed Income	01/15/09	5.97%	49,987	52,445
	Dow Chemical Co 7.375 01Nov29	Corporate Fixed Income	11/01/29	7.38%	29,908	32,463
	Dte Energy Co	Corporate Fixed Income	06/01/06	6.45%	199,518	209,830
	El Paso Nat Gas Co	Corporate Fixed Income	11/15/26	7.50%	41,953	31,725

2002
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value

	El Paso Nat Gas Co	Corporate Fixed Income	06/15/32	8.38%	96,528	70,775
	Eop Oper Ltd Partnership	Corporate Fixed Income	07/15/11	7.00%	123,275	130,747
	Exelon Corp	Corporate Fixed Income	05/01/11	6.75%	72,431	76,622
	F N M A Pool # 53911	Corporate Fixed Income	05/01/31	6.50%	920,631	859,477
	Firstenergy Corp	Corporate Fixed Income	11/15/31	7.38%	128,287	130,866
	Fleetboston Finl Corp	Corporate Fixed Income	12/01/06	4.88%	50,083	52,029
	Fleetboston Finl Corp M/T/N	Corporate Fixed Income	11/30/07	4.20%	99,855	100,578
	Ford Cr Auto Owner Tr	Corporate Fixed Income	02/15/05	4.83%	566,810	564,563
	Ford Cr Auto Owner Tr	Corporate Fixed Income	10/15/04	5.12%	676,692	675,487
	Ford Mtr Cr Co	Corporate Fixed Income	10/28/09	7.38%	299,025	297,258
	Ford Mtr Cr Co	Corporate Fixed Income	02/01/11	7.38%	189,204	204,202
	Ford Mtr Cr Co	Corporate Fixed Income	02/01/06	6.88%	71,431	70,123
	General Elec Cap Corp M/T/N	Corporate Fixed Income	03/30/06	5.35%	130,556	134,003
	General Elec Cap Corp M/T/N	Corporate Fixed Income	01/15/08	4.25%	114,300	117,938
	General Elec Cap Corp M/T/N	Corporate Fixed Income	01/15/13	5.45%	119,629	124,649
	General Elec Cap Corp M/T/N	Corporate Fixed Income	06/15/12	6.00%	156,632	161,951
	General Elec Cap Corp M/T/N	Corporate Fixed Income	02/15/12	5.88%	73,434	74,836
	General Elec Cap Corp M/T/N	Corporate Fixed Income	01/19/10	7.38%	40,630	40,654
	General Elec Cap Corp M/T/N	Corporate Fixed Income	02/22/11	6.13%	191,325	205,776
	General Mls Inc	Corporate Fixed Income	02/15/12	6.00%	126,638	141,393
	General Mls Inc	Corporate Fixed Income	02/15/07	5.13%	78,790	79,682
	General Mtrs Accep Corp	Corporate Fixed Income	08/28/12	6.88%	149,084	152,791
	General Mtrs Accep Corp	Corporate Fixed Income	09/15/11	6.88%	157,636	169,534
	General Mtrs Accep Corp	Corporate Fixed Income	01/15/06	6.75%	144,677	144,988
	General Mtrs Accep Corp	Corporate Fixed Income	03/02/11	7.25%	317,344	315,899
	Gmac Commercial Mortgage Secur	Corporate Fixed Income	05/15/33	6.18%	379,955	389,690
	Heller Finl Coml Mtg Asset Corp	Corporate Fixed Income	05/15/31	6.85%	256,729	257,625
	Honeywell Intl Inc	Corporate Fixed Income	11/01/11	6.13%	129,878	141,185
	Honeywell Intl Inc	Corporate Fixed Income	03/01/10	7.50%	28,613	29,216
	Household Fin Corp	Corporate Fixed Income	11/15/08	6.50%	43,230	53,761
	Household Fin Corp	Corporate Fixed Income	10/15/11	6.38%	40,212	41,820
	Household Finance Corp	Corporate Fixed Income	02/01/09	5.88%	129,746	143,697
	J P Morgan Chase & Co	Corporate Fixed Income	02/01/11	6.75%	90,766	92,414
	J P Morgan Chase Coml Mtg Secs	Corporate Fixed Income	03/15/33	6.26%	408,223	417,575
	Kellogg Co	Corporate Fixed Income	04/01/06	6.00%	218,651	227,625
	Kfw Intl Fin Inc	Corporate Fixed Income	01/24/07	4.75%	151,258	161,172
	Kinder Morgan Energy Partners	Corporate Fixed Income	08/15/33	7.30%	146,228	155,449
	Kohls Corp	Corporate Fixed Income	03/01/11	6.30%	32,312	33,260
	Kraft Foods Inc	Corporate Fixed Income	06/01/07	5.25%	84,554	91,810
	Kraft Foods Inc	Corporate Fixed Income	11/01/11	5.63%	63,083	69,489
	Lehman Brothers Hldgs Inc	Corporate Fixed Income	01/15/05	7.75%	197,725	197,478
	Lehman Brothers Hldgs Inc	Corporate Fixed Income	05/15/06	6.25%	187,290	196,801
	Lockheed Martin	Corporate Fixed Income	05/01/36	7.20%	168,912	184,524

2002
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value

	MBNA Master Cr Card Tr Ii	Corporate Fixed Income	12/15/06	6.35%	263,711	267,499
	Metlife Inc	Corporate Fixed Income	12/01/11	6.13%	45,188	48,571
	Morgan Stanley	Corporate Fixed Income	04/01/07	5.80%	80,804	81,356
	Morgan Stanley Cap I Inc	Corporate Fixed Income	11/15/30	6.48%	204,977	213,312
	Morgan Stanley Co	Corporate Fixed Income	04/15/06	6.10%	52,882	54,468
	Morgan Stanley Co	Corporate Fixed Income	04/15/11	6.75%	137,344	150,021
	Mortgage Cap Fdg Inc	Corporate Fixed Income	06/18/30	6.42%	238,280	251,556
	Northrop Grumman Corp	Corporate Fixed Income	02/15/11	7.13%	57,709	62,512
	Progress Energy Inc	Corporate Fixed Income	04/15/12	6.85%	51,369	54,749
	Progress Energy Inc	Corporate Fixed Income	10/30/08	5.85%	29,088	31,761
	Progress Energy Inc	Corporate Fixed Income	03/01/31	7.75%	94,555	113,653
	Progress Energy Inc	Corporate Fixed Income	03/01/06	6.75%	166,194	171,851
	Progressive Corp Ohio	Corporate Fixed Income	10/01/13	7.00%	85,308	85,941
	Qwest Cap Fdg Inc	Corporate Fixed Income	08/03/09	7.00%	76,475	60,800
	Raytheon Co	Corporate Fixed Income	11/15/07	4.50%	39,991	40,644
	SBC Communications Inc	Corporate Fixed Income	02/01/12	5.88%	24,931	27,002
	SBC Communications Inc	Corporate Fixed Income	03/15/11	6.25%	27,135	27,561
	Sears Roebuck Accep Corp	Corporate Fixed Income	06/01/32	7.00%	86,122	79,638
	Sears Roebuck Accep Corp	Corporate Fixed Income	04/15/12	6.70%	144,354	147,129
	Sears Roebuck Acceptance	Corporate Fixed Income	05/01/09	6.25%	22,500	23,963
	Slm Student Ln Tr	Corporate Fixed Income	10/25/10	1.58%	287,674	286,971
	Slm Student Ln Tr	Corporate Fixed Income	04/25/10	3.74%	236,852	236,892
	Tennessee Gas Pipeline Co	Corporate Fixed Income	06/15/32	8.38%	51,276	43,500
	Texas Eastn Transmission Corp	Corporate Fixed Income	07/15/32	7.00%	71,544	78,473
	Time Warner Inc	Corporate Fixed Income	02/01/24	7.57%	176,154	215,703
	Time Warner Inc Deb	Corporate Fixed Income	01/15/13	9.13%	76,275	105,559
	Turner Broadcasting Sys Inc Sr Nt	Corporate Fixed Income	07/01/13	8.38%	47,500	56,333
	Tyco Intl Group S A	Corporate Fixed Income	08/01/06	5.80%	43,000	47,250
	Tyco Intl Group Sa	Corporate Fixed Income	10/15/11	6.38%	51,300	56,100
	Tyco Intl Grp Sa	Corporate Fixed Income	06/15/05	6.38%	78,300	82,450
	Tycointl Gr Sa6.375 15Feb2006	Corporate Fixed Income	02/15/06	6.38%	26,625	29,100
	U S Bancorp M/T/N	Corporate Fixed Income	08/23/07	3.95%	124,773	127,800
	Unilever Cap Corp	Corporate Fixed Income	11/15/32	5.90%	79,610	81,834
	Verizon Global Fdg Corp	Corporate Fixed Income	06/15/32	7.75%	68,635	82,053
	Verizon Md Inc	Corporate Fixed Income	03/01/12	6.13%	52,901	54,064
	Verizon Pennsylvania	Corporate Fixed Income	11/15/11	5.65%	236,720	272,602
	Virginia Elec & Pwr Co	Corporate Fixed Income	03/31/06	5.75%	104,221	107,425
	Vodafone Airtouch Plc	Corporate Fixed Income	02/15/30	7.88%	32,299	36,155
	Wellpoint Health Networks Inc	Corporate Fixed Income	06/15/06	6.38%	61,936	65,455
	Wells Fargo Mtg Backed Secs	Corporate Fixed Income	12/25/16	6.00%	332,132	334,364
	Weyerhaeuser Co	Corporate Fixed Income	12/15/09	5.25%	99,360	101,115
	Weyerhaeuser Co	Corporate Fixed Income	03/15/12	6.75%	184,777	196,261
	Weyerhaeuser Co	Corporate Fixed Income	03/15/32	7.38%	75,598	81,340

2002
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value

	Future T-Note 10Yr Cbot 100,000Usd/Cbot	Financial Futures	03/20/03		-	-
	Future T-Note 5Yr 100,000Usd/Cbot	Financial Futures	03/22/03		-	-
	Future U S T-Bond 100,000Usd/Cbot	Financial Futures	03/22/03		-	-
	Federal Home Ln Mtg Corp	Gov't Assets And Mortg. Backed	08/15/07	6.50%	657,478	659,763
	Federal Natl Mtg Assn Gtd Remic	Gov't Assets And Mortg. Backed	02/25/32	3.31%	760,344	826,251
	Federal Nat'l Mtge Assn Pool # 44175	Gov't Assets And Mortg. Backed	11/01/03	6.00%	566	570
	Federal Nat'l Mtge Assn Pool # 57375	Gov't Assets And Mortg. Backed	04/01/09	7.25%	229,009	229,746
	Federal Nat'l Mtge Assn Pool # 86643	Gov't Assets And Mortg. Backed	06/01/29	5.22%	12,863	13,443
	Federal Nat'l Mtge Assn Pool # 251904	Gov't Assets And Mortg. Backed	08/01/08	6.00%	498,421	541,699
	Federal Nat'l Mtge Assn Pool # 252317	Gov't Assets And Mortg. Backed	02/01/09	5.50%	827,134	875,725
	Federal Nat'l Mtge Assn Pool # 303567	Gov't Assets And Mortg. Backed	07/01/09	5.50%	810,387	857,589
	Federal Nat'l Mtge Assn Pool # 313179	Gov't Assets And Mortg. Backed	09/01/11	6.00%	2,113,590	2,180,889
	Federal Nat'l Mtge Assn Pool # 313829	Gov't Assets And Mortg. Backed	01/01/11	6.50%	749,204	822,385
	Federal Nat'l Mtge Assn Pool # 323362	Gov't Assets And Mortg. Backed	11/01/28	6.00%	54,580	57,803
	Federal Nat'l Mtge Assn Pool # 323395	Gov't Assets And Mortg. Backed	05/01/13	6.00%	563,679	585,257
	Federal Nat'l Mtge Assn Pool # 323952	Gov't Assets And Mortg. Backed	07/01/09	6.00%	1,230,225	1,337,259
	Federal Nat'l Mtge Assn Pool # 537950	Gov't Assets And Mortg. Backed	02/01/24	4.50%	1,075,386	1,087,557
	Federal Nat'l Mtge Assn Pool # 542141	Gov't Assets And Mortg. Backed	08/01/22	4.52%	561,174	563,224
	Federal Nat'l Mtge Assn Pool # 545036	Gov't Assets And Mortg. Backed	12/01/10	6.00%	675,792	697,741
	Federal Nat'l Mtge Assn Pool # 545142	Gov't Assets And Mortg. Backed	11/01/10	6.00%	1,270,504	1,319,570
	Federal Nat'l Mtge Assn Pool # 545828	Gov't Assets And Mortg. Backed	12/01/14	6.00%	1,281,274	1,303,527
	Federal Nat'l Mtge Assn Pool # 0323331	Gov't Assets And Mortg. Backed	11/01/08	6.50%	978,318	1,022,210
	FHLMC Corp Grp # 775626	Gov't Assets And Mortg. Backed	09/01/23	5.20%	780,249	803,274
	FHLMC Corp Grp # E65216	Gov't Assets And Mortg. Backed	07/01/10	6.00%	1,087,860	1,131,110
	FHLMC Corp Grp # E65283	Gov't Assets And Mortg. Backed	06/01/09	6.00%	484,273	503,585
	FHLMC Corp Grp # 788612	Gov't Assets And Mortg. Backed	03/01/31	7.31%	291,573	299,365
	FHLMC Corp Grp # E00247	Gov't Assets And Mortg. Backed	10/01/08	5.50%	818,947	864,278
	FHLMC Corp Grp # E00564	Gov't Assets And Mortg. Backed	07/01/13	5.50%	1,024,762	1,077,728
	FHLMC Corp Grp # E00565	Gov't Assets And Mortg. Backed	08/01/13	6.00%	1,023,225	1,064,934
	FHLMC Corp Grp # E20193	Gov't Assets And Mortg. Backed	09/01/10	6.50%	167,766	175,223
	FHLMC Corp Grp # E71201	Gov't Assets And Mortg. Backed	07/01/13	5.50%	165,939	174,516
	FHLMC Corp Grp # E84812	Gov't Assets And Mortg. Backed	02/01/09	6.00%	846,351	874,549
	Gov't Nat'l Mgt Assn Pool# 412330	Government Assets And Mortgage Backed	09/15/12	7.00%	237,908	253,903
	Gov't Nat'l Mtge Assn Pool # 326849	Gov't Assets And Mortg. Backed	12/15/07	7.00%	11,304	12,039
	Gov't Nat'l Mtge Assn Pool # 331394	Gov't Assets And Mortg. Backed	12/15/07	7.00%	171,945	183,121
	Gov't Nat'l Mtge Assn Pool # 335037	Gov't Assets And Mortg. Backed	10/15/07	7.00%	40,490	43,122
	Gov't Nat'l Mtge Assn Pool # 335606	Gov't Assets And Mortg. Backed	12/15/07	7.00%	190,813	203,561
	Gov't Nat'l Mtge Assn Pool # 345352	Gov't Assets And Mortg. Backed	09/15/08	7.00%	91,401	97,601
	Gov't Nat'l Mtge Assn Pool # 346815	Gov't Assets And Mortg. Backed	10/15/08	7.00%	184,672	197,253
	Gov't Nat'l Mtge Assn Pool # 359290	Gov't Assets And Mortg. Backed	09/15/08	7.00%	133,704	142,815
	Gov't Nat'l Mtge Assn Pool # 363744	Gov't Assets And Mortg. Backed	09/15/08	7.00%	195,145	208,875
	Gov't Nat'l Mtge Assn Pool # 368788	Gov't Assets And Mortg. Backed	10/15/08	7.00%	26,510	28,317

2002
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value

	Gov't Nat'l Mtge Assn Pool # 780487	Gov't Assets And Mortg. Backed	04/15/06	7.25%	176,680	177,498
	Gov't Nat'l Mtge Assn Pool # 780985	Gov't Assets And Mortg. Backed	12/15/08	6.00%	490,780	541,626
	Gov't Nat'l Mtge Assn Pool # 781284	Gov't Assets And Mortg. Backed	02/15/11	6.00%	679,620	719,671
	Slm Student Ln Tr	Gov't Assets And Mortgage Backed	07/25/06	2.41%	352,199	351,678
	Federal Natl Mtg Assn Remic Tr	Gov't Assets And Mortgage Backed	12/25/08	6.00%	417,594	422,065
	Federal Nat'l Mtge Assn Pool # 323784	Gov't Assets And Mortg. Backed	05/01/09	5.99%	235,291	249,233
	Federal Nat'l Mtge Assn Pool # 385538	Gov't Assets And Mortg. Backed	11/01/12	4.79%	225,035	234,605
	Federal Nat'l Mtge Assn Pool # 575493	Gov't Assets And Mortg. Backed	04/01/17	5.50%	39,365	45,319
	Federal Nat'l Mtge Assn Pool # 589084	Gov't Assets And Mortg. Backed	09/01/31	6.50%	883,810	893,027
	Federal Nat'l Mtge Assn Pool# 583058	Gov't Assets And Mortg. Backed	05/01/16	6.00%	805,196	831,976
	FHLMC Corp Grp # C49499	Gov't Assets And Mortg. Backed	04/01/31	6.50%	52,788	53,263
	FHLMC Corp Grp # C63679	Gov't Assets And Mortg. Backed	02/01/32	6.00%	192,643	195,872
	FHLMC Corp Grp # E88292	Gov't Assets And Mortg. Backed	03/01/17	6.00%	90,286	90,915
	FHLMC Corp Grp # E88791	Gov't Assets And Mortg. Backed	03/01/17	6.00%	26,182	26,964
	FHLMC Corp Grp # E88978	Gov't Assets And Mortg. Backed	04/01/17	5.50%	304,832	308,438
	FHLMC Corp Grp # E88993	Gov't Assets And Mortg. Backed	04/01/17	6.00%	645,291	649,787
	FHLMC Corp Grp # E89206	Gov't Assets And Mortg. Backed	03/01/17	6.00%	92,795	95,568
	FHLMC Corp Grp # E89704	Gov't Assets And Mortg. Backed	05/01/17	6.00%	119,036	122,594
	FHLMC Corp Grp # E89931	Gov't Assets And Mortg. Backed	05/01/17	6.00%	671,367	676,045
	FHLMC Corp Grp # E91860	Gov't Assets And Mortg. Backed	10/01/17	5.50%	708,761	717,145
	FHLMC Corp Grp # C01172	Gov't Assets And Mortg. Backed	05/01/31	6.50%	451,934	456,007
	FHLMC Corp Grp # E01049	Gov't Assets And Mortg. Backed	09/01/16	6.00%	64,497	64,984
	FHLMC Corp Grp # E01139	Gov't Assets And Mortg. Backed	04/01/17	6.00%	88,155	90,789
	FHLMC Corp Grp # E88959	Gov't Assets And Mortg. Backed	04/01/17	6.00%	87,777	90,452
	FHLMC Corp Grp # E89092	Gov't Assets And Mortg. Backed	04/01/17	6.00%	228,238	229,828
	FHLMC Corp Grp # E89309	Gov't Assets And Mortg. Backed	04/01/17	6.00%	657,269	676,912
	FHLMC Corp Grp # E89310	Gov't Assets And Mortg. Backed	04/01/17	6.00%	615,472	633,866
	FHLMC Corp Grp # E89777	Gov't Assets And Mortg. Backed	05/01/17	6.00%	254,759	262,595
	FHLMC Corp Grp # E89881	Gov't Assets And Mortg. Backed	05/01/17	6.00%	260,029	261,841
	FHLMC Corp Grp # E90227	Gov't Assets And Mortg. Backed	06/01/17	6.00%	261,708	267,657
	FHLMC Corp Grp # E90818	Gov't Assets And Mortg. Backed	08/01/17	5.50%	465,667	477,054
	FHLMC Corp Grp # E91030	Gov't Assets And Mortg. Backed	08/01/17	6.00%	481,686	491,958
	FNMA TBA 15Yr Sfm 05.00% Jan	Gov't Assets And Mortgage Backed	01/01/17		303,188	307,218
	FNMA TBA 15Yr Sfm 05.50% Jan	Gov't Assets And Mortgage Backed	01/01/16		102,719	103,594
	FNMA TBA 15Yr Sfm 06.00% Jan	Gov't Assets And Mortgage Backed	01/01/16		3,124,453	3,135,000
	FNMA TBA 30Yr Sfm 06.00% Jan	Gov't Assets And Mortgage Backed	01/01/33		922,500	930,096
	FNMA TBA 30Yr Sfm 06.50% Jan	Gov't Assets And Mortgage Backed	01/01/32		4,231,672	4,267,854
	FNMA TBA 30Yr Sfm 07.00% Jan	Gov't Assets And Mortgage Backed	01/01/33		313,031	315,468
	Gov't Nat'l Mtge Assn Pool # 499416	Gov't Assets And Mortg. Backed	02/15/29	6.00%	29,339	29,745
	Gov't Nat'l Mtge Assn Pool # 582386	Gov't Assets And Mortg. Backed	10/15/32	6.00%	1,448,634	1,466,228
	Gov't Nat'l Mtge Assn Pool # 585333	Gov't Assets And Mortg. Backed	10/15/32	6.00%	26,999	27,327
	Gov't Nat'l Mtge Assn Pool # 589206	Gov't Assets And Mortg. Backed	10/15/32	6.00%	30,922	31,297
	Gov't Nat'l Mtge Assn Pool # 597719	Gov't Assets And Mortg. Backed	10/15/32	6.00%	970,323	982,108

2002
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value

	Gov't Nat'l Mtge Assn Pool # 599742	Gov't Assets And Mortg. Backed	10/15/32	6.00%	34,134	34,548
	Student Loan Mtg Assoc	Gov't Assets And Mortgage Backed	01/25/07	1.87%	141,770	141,467
	European Invt Bank	Government Fixed Income	02/03/05	5.63%	1,954,701	2,044,780
	Federal Home Ln Mtg Corp	Government Fixed Income	01/15/06	5.25%	880,777	896,156
	Federal Home Ln Mtg Corp Deb	Government Fixed Income	03/22/06		1,760,391	1,799,219
	Federal Natl Mtg Assn	Government Fixed Income	02/15/06	5.50%	2,114,227	2,132,813
	Federal Natl Mtg Assn	Government Fixed Income	01/15/07	5.00%	5,184,851	5,230,602
	Federal Natl Mtg Assn	Government Fixed Income	03/22/07	5.25%	2,522,000	2,538,672
	Federal Natl Mtg Assn M/T/N	Government Fixed Income	05/03/05	4.45%	1,500,000	1,560,469
	Federal Natl Mtg Assn M/T/N	Government Fixed Income	08/27/04	3.70%	1,304,063	1,304,469
	Federal Natl Mtge Assn M/T/N	Government Fixed Income	07/15/04	3.15%	1,824,088	1,842,680
	U S Treas Nts	Government Fixed Income	05/15/07	4.38%	2,496,741	2,496,469
	U S Treas Nts	Government Fixed Income	06/30/04	2.88%	503,789	511,094
	U S Treasury Bonds	Government Fixed Income	11/15/09	10.38%	1,976,117	1,969,344
	U S Treasury Notes	Government Fixed Income	02/29/04	3.00%	50,955	51,000
	U S Treasury Notes	Government Fixed Income	08/15/09	6.00%	333,500	337,216
	U S Treasury Nts	Government Fixed Income	04/30/04	3.38%	5,041,493	5,084,578
	U S Treasury Nts	Government Fixed Income	11/30/04	2.00%	12,824,538	12,918,084
	United States Treas Nts	Government Fixed Income	05/31/04	3.25%	16,697,415	16,727,836
	United States Treas Nts	Government Fixed Income	11/15/04	5.88%	5,990,316	6,037,200
	United States Treas Nts	Government Fixed Income	01/31/04	3.00%	3,015,099	3,081,719
	United States Treas Nts	Government Fixed Income	05/15/05	6.75%	13,038,861	13,307,525
	United States Treas Nts	Government Fixed Income	11/15/05	5.75%	82,840	82,898
	Canadian Natl Ry Co	Government Fixed Income	10/15/31	7.38%	113,587	121,288
	Federal Home Ln Mtg Corp	Government Fixed Income	03/15/07	4.88%	535,870	540,313
	Federal Home Ln Mtg Corp	Government Fixed Income	10/11/12	4.75%	297,846	303,094
	Federal Home Ln Mtg Corp	Government Fixed Income	07/23/07	4.50%	256,958	260,156
	Federal Home Ln Mtg Corp	Government Fixed Income	07/15/06	5.50%	507,138	511,209
	Federal Natl Mtg Assn	Government Fixed Income	05/15/11	6.00%	1,073,268	1,096,403
	Federal Natl Mtg Assn	Government Fixed Income	01/15/07	5.00%	399,486	406,523
	HSBC Holdings Plc Nt	Government Fixed Income	12/12/12	5.25%	49,870	51,249
	Resolution Fdg Corp Fed Book	Government Fixed Income	10/15/18		27,176	32,040
	Resolution Fdg Corp Fed Book	Government Fixed Income	07/15/18		27,622	32,606
	U S Treas Nts	Government Fixed Income	11/15/07	3.00%	59,813	60,731
	U S Treasury Bonds	Government Fixed Income	08/15/26	6.75%	929,880	969,719
	U S Treasury Bonds	Government Fixed Income	08/15/19	8.13%	1,343,977	1,441,561
	U S Treasury Bonds	Government Fixed Income	02/15/16	9.25%	210,180	215,189
	U S Treasury Bonds	Government Fixed Income	11/15/21	8.00%	2,381,120	2,445,483
	U S Treasury Bonds	Government Fixed Income	02/15/20	8.50%	2,348,765	2,378,578
	U S Treasury Notes	Government Fixed Income	02/29/04	3.00%	407,641	408,000
	U S Treasury Notes	Government Fixed Income	08/15/09	6.00%	488,850	494,195
	U S Treasury Notes	Government Fixed Income	02/15/10	6.50%	1,363,970	1,386,563
	U S Treasury Stripped	Government Fixed Income	11/15/21		715,429	827,544

2002
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value

	United Mexican Sts M/T/N	Government Fixed Income	01/14/11	8.38%	382,282	406,800
	United Mexican Sts Medium Term	Government Fixed Income	09/24/22	8.00%	97,248	103,500
	United States Treas Nts	Government Fixed Income	11/15/12	4.00%	477,956	476,609
	California St Dept Wtr Res Pwr Supply	Government Fixed Income	05/01/04	3.59%	525,000	528,927
	California St Dept Wtr Res Pwr	Government Fixed Income	05/01/05	3.98%	99,989	101,358
	Amresco Independence Fdg Inc	Other Fixed Income	06/15/26		1,033,932	1,032,461
	Bayview Finl Acquisition Tr 144A *Pp*	Other Fixed Income	05/25/29	7.01%	583,026	591,932
	Business Ln Ctr Inc V/R Restr	Other Fixed Income	01/15/25		816,567	932,999
	FMAC Ln Receivables Tr *Pp*	Other Fixed Income	11/15/04	5.99%	431,230	439,642
	Gs Mtg Secs Corp	Other Fixed Income	03/20/23	1.75%	644,324	638,122
	Pbg Equip Tr 144A	Other Fixed Income	01/20/12	6.27%	855,659	900,348
	Ryder Veh Lease Tr *Pp*	Other Fixed Income	09/15/08	6.10%	154,963	155,455
	ASIF Global Fing XVIII	Other Fixed Income	11/26/07	3.85%	199,640	205,058
	Barclays Bk Plc	Other Fixed Income	06/15/11	8.55%	156,470	164,793
	Barclays Bk Plc V/R *Pp*	Other Fixed Income	06/15/32	6.86%	114,591	117,818
	Conocophillips	Other Fixed Income	10/15/32	5.90%	48,963	49,716
	Oncor Elec Delivery Co *Pp*	Other Fixed Income	09/01/22	7.00%	19,932	18,648
	Oncor Elec Delivery Co *Pp*	Other Fixed Income	01/15/15	6.38%	14,878	15,308
	Oncor Elec Delivery Co *Pp*	Other Fixed Income	01/15/33	7.25%	73,928	76,379
	Oncor Elec Delivery Co Restr *Pp*	Other Fixed Income	05/01/32	7.00%	43,568	49,987
			Bonds and debentures		211,414,740	215,919,928

	Svenska Cellulosa Ser B Sek10Ser 'B' Swkr10 Free	International Equity - Common Stock			132,079	138,684
	Autoliv Inc USD1 Sswedish Depositary Receipts	International Equity - Common Stock			60,654	57,566
	Royal Dutch Petrol EUR 0.56Ord Nlg1.25	International Equity - Common Stock			122,542	132,084
	Heidelbergcement AGord Dem	International Equity - Common Stock			147,631	136,304
	Basf AG Npv	International Equity - Common Stock			144,191	115,664
	Stora Enso Oy Shs Npv Com Stkser R Ord Fim10	International Equity - Common Stock			96,165	68,785
	Upm-Kymmene Corp Npvfim10	International Equity - Common Stock			46,849	39,049
	Rwe AG (Neu) Npv 'A'	International Equity - Common Stock			23,198	22,821
	Total Fina Elf SA EUR 10.0Frf50	International Equity - Common Stock			310,496	299,969
	Abn Amro Bank N V EUR 0.56Ord Nlg1.25	International Equity - Common Stock			48,944	49,055
	E On AG Npv	International Equity - Common Stock			287,440	227,450
	Volkswagen AG Ord Npv	International Equity - Common Stock			304,928	210,957
	Voest-Alpine AG	International Equity - Common Stock			53,477	41,456
	Holmen Ab Shs B Sek 50.Ser B Ord Sek50	International Equity - Common Stock			63,416	58,370
	Bbva(Bilb-Viz-Arg) EUR0.49EUR0.54	International Equity - Common Stock			73,553	58,388
	Dutch State Mines EUR3	International Equity - Common Stock			411,982	400,655
	Telefonica SA EUR 1.0Stock Split	International Equity - Common Stock			276,249	251,420

2002
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

	Siemens AG Npv(Regd)(Registered)	International Equity - Common Stock	308,220	208,911
	Banco SAntander Cent Hisp EUR 0.5EUR0.5	International Equity - Common Stock	122,442	128,455
	Grupo Dragados SA EUR 1.0EUR	International Equity - Common Stock	92,396	95,214
	Amb Generali Hldg AG Rfdbete Br Dem5	International Equity - Common Stock	187,613	124,342
	Banca Nazionale Del Lavoro EUR 0.5Lavoro Itl1000	International Equity - Common Stock	29,695	29,896
	Koninklijke Ahold Nv EUR 0.25Nv EUR0.25	International Equity - Common Stock	44,624	41,908
	Delhaize Groupet Cie (Le Lion) SA Npv	International Equity - Common Stock	150,716	61,373
	Electrolux Ab Sek 5.0 Ser'B'Ser B Sek5	International Equity - Common Stock	257,218	212,393
	Merck Kgaa Dem Npv	International Equity - Common Stock	33,059	43,999
	Telecom Italia EUR 0.55Ordinary Shares Itl	International Equity - Common Stock	215,554	208,674
	Altana Ind Aktien U.Anl AG Npvdem	International Equity - Common Stock	99,062	89,903
	Centerpulse AG Chf 30.0Ord Chf	International Equity - Common Stock	22,569	22,443
	Wolters Kluwer Nv EUR 0.12	International Equity - Common Stock	72,178	69,689
	Royal+Sun Alliance Ord GBP0.275	International Equity - Common Stock	410,515	186,248
	Italmobiliare Di Risp Itl5000(Nonord Itl5000	International Equity - Common Stock	31,663	32,722
	Wimpey(George) Ord 25Pord	International Equity - Common Stock	81,926	83,085
	Lloyds Tsb Group Plc Ord 25Pplc Ord	International Equity - Common Stock	95,238	63,191
	Corus Group Ord GBP0.50	International Equity - Common Stock	49,035	16,716
	Shell Trnspt+Trdg GBP0.25Ord	International Equity - Common Stock	92,325	96,801
	Cdn Natl Railways Com Npvrailway Co Com	International Equity - Common Stock	94,876	78,504
	Persimmon Ord 10P	International Equity - Common Stock	10,216	10,288
	Magna Intl Comm Stcl-A Sub Vtg Com Npv	International Equity - Common Stock	107,115	100,590
	Bk Of Nova Scotiascotia Ord	International Equity - Common Stock	396,146	402,459
	Bce Inc Npv	International Equity - Common Stock	45,825	45,104
	Brit Amer Tobacco Ord GBP0.25Tobacco Ord	International Equity - Common Stock	150,921	125,878
	Six Continents Ord 28P	International Equity - Common Stock	237,684	172,156
	Aviva Plc 25Pord	International Equity - Common Stock	69,350	59,913
	SAfeway GBP0.25Ord	International Equity - Common Stock	293,502	243,773
	Vodafone USD 0.10Ord USD0.10	International Equity - Common Stock	296,025	368,687
	Assurances Generales De France AGffrance Ord Frf30	International Equity - Common Stock	290,626	220,970
	Metro AG -St Anfecht Npv	International Equity - Common Stock	80,720	58,396
	Hannover Ruckversinamens-Akt.	International Equity - Common Stock	115,022	113,350
	Kbc Bankverzekerin Npv	International Equity - Common Stock	132,979	130,771
	Karstadt AG Npvnpv	International Equity - Common Stock	36,031	24,402
	Iberdrola SA EUR 3.0Sppt500	International Equity - Common Stock	55,941	56,045
	Wolseley Ord 25P	International Equity - Common Stock	99,017	78,086

2002
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

	Banca Intesa Spa EUR 0.52Itl1000	International Equity - Common Stock	195,707	139,443
	Omv AG Npvomv AG	International Equity - Common Stock	115,662	128,219
	National Grid Transco 10P	International Equity - Common Stock	64,768	67,251
	Bt Group Plc GBP 0.05GBP0.05)	International Equity - Common Stock	128,700	103,920
	Bk Of Ireland EUR 0.64EUR0.64(Elimination Fraction)	International Equity - Common Stock	302,363	284,477
	Whitbread Ord GBP.50	International Equity - Common Stock	111,566	112,364
	Royal Bank Canadacom Stk Npv	International Equity - Common Stock	73,405	73,242
	Nortel Networks Corp Npv	International Equity - Common Stock	39,790	29,831
	Clp Hldgs Hkd5Ord Hkd	International Equity - Common Stock	89,412	88,586
	Norske Skogsindust Nok 20.0	International Equity - Common Stock	55,089	41,265
	Nippon Telegraph + Telephone Corp	International Equity - Common Stock	175,116	141,340
	Deutsche Telekom Npv(Regd)	International Equity - Common Stock	34,557	34,628
	Nomura Holdings Inc JPY 50.0Y50	International Equity - Common Stock	161,128	112,010
	Australia + New Zealand Bank.Groupgrp	International Equity - Common Stock	225,095	199,335
	Promise Cojpy50 Shares	International Equity - Common Stock	277,140	176,780
	SAnkyo Company Ltd JPY 50.0JPY50	International Equity - Common Stock	132,040	125,158
	Sumitomo Corp Y50	International Equity - Common Stock	112,867	98,281
	Tanabe Seiyaku Co Y50	International Equity - Common Stock	90,261	86,936
	Takefuji Corp JPY50Ord JPY50	International Equity - Common Stock	286,598	240,885
	Tohoku Electric Power Co Inc Y500Y500	International Equity - Common Stock	63,794	71,879
	Toyota Motor Corp JPY 50.0Y50	International Equity - Common Stock	224,022	225,487
	Nichirei Corp Y50	International Equity - Common Stock	62,211	50,367
	Yue Yuen Industrial Hldgsyue Yuen Indl Hk Line	International Equity - Common Stock	78,925	77,865
	Nissan Motor Coord JPY50	International Equity - Common Stock	333,804	366,414
	Novartis AG Chf 0.5	International Equity - Common Stock	114,264	102,040
	Peugeot SA EUR1 (Rfd 01/01/2001)	International Equity - Common Stock	411,614	318,123
	Parmalat Finanziana EUR 1.0	International Equity - Common Stock	30,206	23,348
	Eni Spa EUR 1.0	International Equity - Common Stock	525,235	548,567
	Swiss Reinsurance Chf 0.10	International Equity - Common Stock	141,525	91,205
	Arcelor SA (Fr Line)	International Equity - Common Stock	119,336	110,705
	Arcelor SA	International Equity - Common Stock	72,850	68,115
	Bnp Paribas EUR 2.0	International Equity - Common Stock	469,101	423,837
	Compagnie De St-Gobainnpv EURo	International Equity - Common Stock	363,422	251,559
	Gjensidige Nor Spb Nok 100Nok	International Equity - Common Stock	68,386	62,443
	Talisman Energy In Npvinc Com Npv	International Equity - Common Stock	169,002	136,754
	Uny Co Y50(Regd)(Sicovam)JPY50	International Equity - Common Stock	91,059	77,910
	Daiichi Pharm Co JPY50Pharmacuetical	International Equity - Common Stock	135,629	100,383
	Soc Generale EUR 1.25	International Equity - Common Stock	347,469	343,671
	Aisin Seiki Co Y50	International Equity - Common Stock	83,964	82,276
	Allied Irish Banks Plc EUR 0.32EUR0.32	International Equity - Common Stock	143,233	167,755
	Westpac Banking Corp Npvord Aud1	International Equity - Common Stock	109,847	102,219
	Bridgestone Corp JPY 50.0JPY50	International Equity - Common Stock	28,131	24,753

2002
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value

	Bhp Billiton Ltdnpv	International Equity - Common Stock			99,551	101,180
	Oji Paper Co JPY50Ltd Ord JPY50	International Equity - Common Stock			201,716	166,650
	C+S Co Ltd Npvltd Ord Npv	International Equity - Common Stock			115,533	68,277
	Nippon Meat Packers Incy50	International Equity - Common Stock			174,082	198,736
	Daito Trust Const Y50Daito Construction	International Equity - Common Stock			132,560	167,821
	Daiwa House Inds JPY50Y50	International Equity - Common Stock			273,353	218,913
	East Japan Railway Y50000Co Ord JPY50	International Equity - Common Stock			32,295	34,661
	Mitsui Chemicals Inc Ord Shsmitsui Petrochemical Indust	International Equity - Common Stock			77,486	62,301
	Nichicon Corp Y50JPY50	International Equity - Common Stock			49,274	42,301
	Canon Incy50	International Equity - Common Stock			346,586	337,547
	Mitsui Osk Linesy50	International Equity - Common Stock			154,377	138,630
	Futaba Corp Y50JPY50	International Equity - Common Stock			78,348	49,937
	Mitsui + Co JPY50	International Equity - Common Stock			111,107	102,259
	Mitsubishi Corp	International Equity - Common Stock			137,474	109,608
	Matsushita Electric Indust JPY 50.0Y50	International Equity - Common Stock			55,750	39,309
	Kyushu Elec Power Y500Power Ord	International Equity - Common Stock			141,009	143,056
	Kagoshima Bank Y50Kagoshima Bank	International Equity - Common Stock			41,684	45,470
	Honda Motor Coy50	International Equity - Common Stock			392,830	339,621
	Hitachi Maxell Y50	International Equity - Common Stock			96,193	73,031
	Hitachi Ltd	International Equity - Common Stock			152,853	99,486
	National Australia Bank Ltdord Aud	International Equity - Common Stock			65,808	66,161
	Forward JPY/USDT/D	Int'l Equity - Forward Contract	03/19/03		(58,139)	(59,172)
	Forward USD/EURT/D	Int'l Equity - Forward Contract	03/19/03		902,655	902,655
	Forward USD/GBPT/D	Int'l Equity - Forward Contract	03/19/03		93,987	93,987
	Forward USD/JPYT/D	Int'l Equity - Forward Contract	03/19/03		2,056,242	2,056,242
	Forward USD/JPYT/D	Int'l Equity - Forward Contract	03/19/03		58,139	58,139
	Forward EUR/USDT/D	Int'l Equity - Forward Contract	03/19/03		(902,655)	(941,305)
	Forward GBP/USDT/D	Int'l Equity - Forward Contract	03/19/03		(93,987)	(96,407)
	Forward JPY/USDT/D	Int'l Equity - Forward Contract	03/19/03		(2,056,242)	(2,138,631)
		International Equity Investments			17,300,000	15,006,101

	New England Financial	Guarantee Investment Contract	12/31/04	7.00%	43,279	43,279
	New England Financial	Guarantee Investment Contract	12/31/05	6.75%	165,123	165,123

		Guarantee Investment Contracts			208,402	208,402

Total Assets Held for Investment Purposes					$1,755,410,323 ==========	$1,291,436,947 ==========

* represents party in interest